UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 14 August 2018
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Directors: C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani
#
, P J Bacchus
†
,
T P Goodlace, C E Letton^, R P Menell, S P Reid^, Y G H Suleman
^Australian,
†
British,
#
Ghanaian, ** Executive Director
Company Secretary: MML Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel
+27 11 562 9775
Mobile      +27 82 312 8692
email
Avishkar.Nagaser@
goldfields.com

Thomas Mengel
Tel
+27 11 562 9849
Mobile       +27 72 493 5170
email
Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile      +27 83 260 9279
email
Sven.Lunsche@
goldfields.com
M E D I A R E L E A S E
South Deep Restructuring and Trading Statement

Johannesburg, 14 August 2018: Gold Fields Limited (Gold Fields)
(JSE, NYSE: GFI) announces a restructuring at its South Deep operation and provides a further trading statement relating to its H1
2018 results, due for release on Thursday, 16 August 2018.

South Deep has had a number of operational challenges since Gold
Fields acquired it in 2006. The key challenge has been the difficulty in transitioning the mine from one run with a conventional mining mindset and practices to mining with a modern, bulk, mechanised mining approach. South Deep is a complex and unique mine, that has faced persistent issues that need to be addressed in a holistic manner which include:
·   Rising operating and overhead costs, which are not aligned with the profile of a high-volume, medium-grade operation or with current output levels;
·   Consistent failure to meet mining and production targets;
·   Unique and complex mining method, long hole stoping mining at 3,000m with attendant challenging geotechnical and
ground conditions requiring extensive support;
·   Extensive infrastructure and support services required to
underpin mining activities, which continue to operate sub-
optimally impacting backfill and stope turn over;
·   Poor equipment reliability and productivity impacted by poor maintenance practices and operational conditions;
·   The operation is staffed and resourced for a much higher
production rate than is currently being achieved; and
·   Overall labour productivity is significantly below industry average.
Despite numerous interventions to address these challenges,
including optimising the mining method, extensive training and skills development, changing shift and work configurations, and
outsourcing functions, the mine continues to make losses (R4bn over the past five years). Gold Fields has invested a total of approximately
R32bn (including the R22bn acquisition cost) since acquiring the mine in 2006. Management believes that the mine can no longer sustain these cash losses and that the cost structure needs to be realigned with the current lower level of production.

During Q1 2018, South Deep completed phase 2 of its organisational restructuring plan, focusing on the lower levels of the organisation, through a voluntary retrenchment programme, which resulted in 261 employees leaving the company This followed the restructuring in Q4 2017 (phase 1) at the more senior levels of the business, which comprised a 25% reduction (47 employees) in the management level.

Although this restructuring was mostly voluntary in nature, it nonetheless had a significant negative impact on morale and consequently productivity and output during H1 2018. In addition, continued low mobile equipment reliability and productivity, the intersection of active geological features (faults and dykes) in the high-grade corridor 3 and poor ground conditions in the composites (far western part of the orebody) slowed production rates.

These challenges have resulted in an underperformance on development and destress mining and has impacted stope availability and output. Stope availability and output has also been adversely affected as a result of slow loading and backfilling. These challenges will not only impact the mine’s 2018 performance but the knock-on effect will carry through into 2019 and beyond.

Despite the most recent restructuring, South Deep continues to face a number of organisational and structural challenges that directly impacts both short and consequently long term performance. The mine did not see much improvement in Q2 2018 post the restructuring and shift changes, with production only marginally higher at 1,518kg (49koz) from 1,485kg (48koz) in Q1 2018. Similarly, the cash burn continued into Q2 2018 at R295m (US$24m) compared to R361m (US$30m) in Q1 2018.

South Deep needs to be operated and scheduled as a safe, deep-level, capital-intensive, but highly mechanised and efficient operation. This will require a reduction in fleet and the associated labour complement as well as an improvement in effectiveness and productivity to build sufficient margin in the business to carry the high fixed cost base and deliver sustainable profitability.

South Deep has over a number of years embarked on a host of initiatives to improve the productivity and deliver sustainable profitability, which to date have not had the desired impact. In the context of continued negative cash flow, management believes that the best course of action to address these issues includes further restructuring at the mine. The proposed restructuring at South Deep aims to consolidate mining activity to increase focus and to match the cost structure to the current level of performance.

Section 189 process commences
Management intends to commence with consultations in terms of Section 189 of the Labour Relations
Act. It is envisaged that approximately 1,100 permanent employees could potentially be impacted by the proposed restructuring. In addition, approximately 460 contractors could also potentially be impacted. South Deep currently employs 3,614 full-time employees and 1,940 contractors.

Section 189 notices will be served on its two representative trade unions, the National Union of
Mineworkers and UASA. This will be followed by a 60-day consultation process, which will be facilitated by the CCMA. The Minister of Mineral Resources has been informed of these developments.

Focus on securing the future with intensive near term initiatives
In support of returning the mine to sustainable profitability we propose to:
·   Temporarily suspend mining activities at 87 Level and redeploy these mining crews into the 4W corridor;
·   Service the eastern part of the mine from the Twin Shafts and restaff the South Shaft operations to a single shift per day. South Shaft will facilitate the provision of the following services to the full mining operation: Water and Backfill reticulation, Water Pumping,
Ventilation;

·   Reduce growth capital expenditure for the next 18 months to reduce the cash burn. New mine development has outperformed the plan in recent years, which allows us some flexibility to reduce this activity for the near term.
Given the significant impact of the restructuring from late 2017 and early 2018, we are unable to quantify the impact of the proposed large scale restructuring on production in 2019 and beyond.
Consequently, the previously guided build-up plan for the mine (released in February 2018) has a high degree of risk and uncertainty and can no longer be relied upon.

In addition, based on the current situation, detailed mine planning will be undertaken over the next few months. Once the full impact of the mine planning exercise and proposed restructuring is completed, we will provide guidance for 2019 and beyond.

The underperformance in 2018 and the resultant knock-on impact has necessitated a further impairment of South Deep. As discussed above, we are unable to provide guidance for 2019 and beyond. However, for the purpose of the impairment calculation, we have used a number equivalent to extrapolating H1 2018 production for 2019 of 6,100kg (196koz).

As a result, South Deep has been further impaired by R4.8bn (US$359m) (net of tax) to a carrying value of R20.7bn (US$1.5bn). The information underlying the impairment calculation may be subject to further adjustments in the future. These adjustments could be as a result of further information becoming available to management during Gold Fields’ production planning processes.

Trading statement
Further to the trading statement issued on 8 August, shareholders are advised that headline earnings per share (HEPS) for the six months ended 30 June 2018 (H1 2018) are expected to be unchanged at
US$0.08 per share from the US$0.08 per share reported for the six months ended 30 June 2017 (H1
2017).

The basic loss per share for H1 2018 is expected to be US$0.45 per share, a drop of US$0.52 per share
(743%) from the basic earnings of US$0.07 per share reported for H1 2017.

Normalised earnings for H1 2018 are expected to be US$0.05 per share, 44% (US$0.04 per share) lower than the US$0.09 per share reported for H1 2017.

The net loss for the Group for H1 2018 is impacted by the following non-recurring items:
·   US$482m (R6.5bn) (gross) or US$359m (R4.8bn) (net of tax) impairment related to South Deep; and
·   US$96m related to the change to contractor mining in Ghana (US$65m retrenchment and US$31m impairment of fleet and inventory).

Attributable Group gold-equivalent production for Q2 2018 is expected to be 504koz (Q1 2018: 490koz), with all-in sustaining costs (AISC) of US$973/oz (Q1 2018: US$955/oz) and all-in costs (AIC) of
US$1,187/oz (Q1 2018: US$1,150/oz).

For H1 2018, attributable gold equivalent production is expected to be 994koz (H1 2017: 1,047koz), with
AISC of US$965/oz (H1 2017: US$980/oz) and AIC of US$1,169/oz (H1 2017: US$1,103/oz).

The financial information on which this trading statement is based has not been reviewed, and reported on, by the Company’s external auditors.

Gold Fields will release H1 2018 financial results on Thursday, 16 August 2018, at 12pm.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email:
Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.com
ends
Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with seven operating mines in Australia, Ghana, Peru and South Africa, and a total attributable annual gold-equivalent production of approximately 2.2 million ounces. It has attributable gold Mineral Reserves of around 49 million ounces and gold Mineral Resources of around 104 million ounces. Attributable copper Mineral Reserves total 764 million pounds and
Mineral Resources 4,881 million pounds. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SIX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 14 August 2018
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer